UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

1 Material Fact August | 2025 Azul reports unaudited monthly financial information to the US Court São Paulo, August 29, 2025 – Azul S.A., “Azul” (B3:AZUL4, OTC:AZULQ), presented today its monthly operating reports, containing certain financial information for the period from July 1, 2025, to July 31, 2025, to the United States Bankruptcy Court for the Southern District of New York, as required during its previously announced Chapter 11 process. The monthly operating report includes items such as cash position, revenue, and profit and loss for the period mentioned above for each of Azul’s subsidiaries that are subject to the voluntary Chapter 11 process in the United States. Additionally, the Company disclosed on this date preliminary and unaudited consolidated financial information for the period from July 01, 2025 to July 31, 2025, with the aim of keeping the market informed about the evolution of its financial and operational performance throughout its restructuring process. Highlights (R$ million) Jul-25 Total operating revenue 2,016.3 Adjusted EBITDA¹ 708.9 Adjusted EBITDA margin (%)¹ 35.2% Operating income¹ 467.9 Operating margin (%)¹ 23.2% Cash, cash equivalents and short-term investments 2,320.6 Accounts receivable 1,923.2 ¹Results adjusted for non-recurring items related to restructuring The Company emphasizes that such information: • are preliminary and have not been audited by its independent auditors; • were prepared exclusively for the purpose of complying with the requirements of Chapter 11, according to practices and criteria established by the United States rules applicable to that process; and • should not be directly compared to the regular financial statements previously disclosed by Azul. As Azul works to complete its restructuring process, the Company will issue a press release in connection with each monthly operating report filed with the Court. Azul will continue to disclose quarterly financial statements revised by our auditors and annual financial statements audited according to CVM and SEC rules. Communication and Transparency with the Market Azul will keep its shareholders, customers, Crewmembers, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulations. Stakeholders seeking specific information about Azul’s Chapter 11 case can visit its dedicated website at www.azulmaisforte.com.br. For case and claims information, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free) or (949) 556-3896 (international). About Azul Azul S.A. (B3: AZUL4, OTC:AZULQ), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/. Contact: Investor Relations Media Relations Tel: +55 11 4831 2880 Tel: +55 11 98196-1035 invest@voeazul.com.br imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 29, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer